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[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]         1275 Pennsylvania Avenue NW
                                                     Washington, D.C. 20004-2415
                                                                    202.383.0100
                                                                fax 202.637.3593
                                                                  www.sablaw.com

MARY E. THORNTON
DIRECT LINE: 202.383.0698
Internet: mary.thornton@sablaw.com

                                 March 27, 2008

VIA MESSENGER AND EDGAR CORRESPONDENCE SUBMISSION
-------------------------------------------------

Ms. Alison White
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: METLIFE INVESTORS USA INSURANCE COMPANY, METLIFE INVESTORS INSURANCE COMPANY, METLIFE INVESTORS USA SEPARATE ACCOUNT A, AND METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NOS. 333-54464 AND 333-51950)
     ----------------------------------------------------------------

Dear Ms. White:

     On behalf of MetLife Investors USA Insurance Company ("MLI USA"), MetLife Investors Insurance Company ("MLI," and together with MLI USA, the "Companies") and their respective separate accounts, MetLife Investors USA Separate Account A and MetLife Investors Variable Annuity Account One, we are responding to the comments that you orally provided to us on March 26, 2008 in connection with the "Series VA" and the "Class XC" post-effective amendments filed on December 21, 2007 pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933 (the "1933 Act"). Each of the Staff's comments is set forth below, followed by the Companies' response. The revised pages of the Series VA prospectus reflecting the responses are attached hereto.

1)   STATE VARIATIONS
     ----------------

     COMMENT: On page 6 in the second sentence under "State Variations," please add the word "all" before the word "material." In addition, please add disclosure stating that the maximum charges for all features and benefits are listed in the fee table.

     RESPONSE: The Companies have revised this section to focus solely on state variations and to remove any implication that the prospectus cannot be relied upon. Accordingly, this prospectus provision now reads as follows:
     "Contracts issued in your state may provide different features and benefits from, and impose different costs than, those

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Alison White, Esq.
March 27, 2008
Page 2


     described in this prospectus because of state law variations. These differences include, among other things, free look rights, age issuance limitations, transfer rights and limitations, the right to reject purchase payments, the right to assess transfer fees, and general availability of certain riders. However, please note that the maximum fees and charges for all features and benefits are set forth in the fee table in this prospectus. If you would like to review a copy of your contract and any endorsements, contact our Annuity Service Center."

2)   LIVING BENEFITS--FACTS ABOUT GUARANTEED INCOME BENEFIT RIDERS
     -------------------------------------------------------------

     COMMENT: Please provide a more detailed explanation of why the Companies are unable to consistently spell the word "ten" or use numerical figures through out the prospectus.

     RESPONSE: Given the Companies' rigorous print schedule, the Companies do not have the administrative resources available to make these revisions at this time. Specifically, the system that the Companies use to edit prospectuses does not have the capability to simply "search and replace" words and phrases. Instead, an individual must manually search each document for the particular word or phrase, make the change to each element and variable of the document, and republish and recheck each document. Given the number of prospectuses that this change would impact, it could take an individual several days to make this change. The Companies will consider making these revisions at a later date.

3)   APPENDIX E
     ----------

     COMMENT: If the withdrawal charges do not impact any of the calculations under the LWG, then please remove any references to withdrawal charges in the preamble in Appendix E.

     RESPONSE: After additional consideration, the Companies realized that their response to the Staff's comment regarding whether or not the withdrawal charge impacts calculations under the LWG riders was somewhat ambiguous. To clarify, the withdrawal charges do not have any impact on calculating whether or not an owner has made an excess withdrawal. However, if a withdrawal reduces the Total Guaranteed Withdrawal Amount and/or the Remaining Guaranteed Withdrawal Amount, then the applicable withdrawal charge will also be deducted from these amounts. If the withdrawal reduces these amounts in the same proportion that the withdrawal reduces account value, then the withdrawal charge will also reduce these amounts in the same proportion that the withdrawal charge reduces account value. Similarly, if the withdrawal reduces these amounts on a dollar for dollar basis, then the withdrawal charge will also reduce these amounts on a dollar for dollar basis. The Companies have revised the prospectuses to clarify these points. Accordingly, the Companies believe that it is appropriate to include the references to withdrawal charges in Appendix E because while withdrawal charges may reduce the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount, the examples in Appendix E do not reflect withdrawal charges.

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Alison White, Esq.
March 27, 2008
Page 3

                                      * * *

     We hope that you will find these responses satisfactory. We appreciate the Staff's assistance in reviewing these filings. As you are aware, because of the number of prospectuses, the Companies need to begin printing on April 1, 2008. If you have any questions or comments, please contact the undersigned at (202) 383-0698 or Lisa Flanagan at (202) 383-0873.

                                        Sincerely,


                                        /s/ Mary E. Thornton
                                        ----------------------------------------
                                        Mary E. Thornton

Enclosures

cc: Michele Abate, Esq.
    W. Thomas Conner, Esq.
    Lisa Flanagan, Esq.

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HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make at least one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed minimum income benefit ("GMIB"), a guaranteed withdrawal benefit ("GWB"), or the guaranteed minimum accumulation benefit ("GMAB").

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract or elect a GMIB (see "Living Benefits -- Guaranteed Income Benefit").

You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.

TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

STATE VARIATIONS. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, age issuance limitations, transfer rights and limitations, the right to reject purchase payments, the right to assess transfer fees, and general availability of certain riders. However, please note that the maximum fees and charges for all features and benefits are set forth in the fee table in this prospectus. If you would like to review a copy of the contract and any endorsements, contact our Annuity Service Center.

FREE LOOK. You may cancel the contract within 10 days after receiving it (or whatever period is required in your state). If you mail your cancellation request, the request must be postmarked by the appropriate day; if you deliver your cancellation request by hand, it must be received by us by the appropriate day. Unless otherwise required by state law, you will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period. We will return your payment if required by law.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.

NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral. The owner of this contract can be a natural person, a trust established for the exclusive benefit of a natural person, a charitable remainder trust or other trust arrangement (if approved by us). The owner of this contract can also be a beneficiary of a deceased person's contract that is an Individual Retirement Account or non-qualified deferred

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effect of reducing the lifetime payments under the Lifetime Withdrawal
Guarantee.

Note that the Enhanced GWB and GWB I riders are not available for purchase by a beneficiary under a decedent's Non-Qualified Contract.

(See Appendix E for examples of the GWB riders.)

DESCRIPTION OF THE LIFETIME WITHDRAWAL GUARANTEE II

TOTAL GUARANTEED WITHDRAWAL AMOUNT. While the Lifetime Withdrawal Guarantee II rider is in effect, we guarantee that you will receive a minimum amount over time. We refer to this minimum amount as the TOTAL GUARANTEED WITHDRAWAL AMOUNT. The initial Total Guaranteed Withdrawal Amount is equal to your initial purchase payment. We increase the Total Guaranteed Withdrawal Amount (up to a maximum of $10,000,000) by each additional purchase payment. If you take a withdrawal that does not exceed the Annual Benefit Payment (see "Annual Benefit Payment" below), then we will not reduce the Total Guaranteed Withdrawal Amount. We refer to this type of withdrawal as a Non-Excess Withdrawal. If, however, you take a withdrawal that results in cumulative withdrawals for the current contract year that exceed the Annual Benefit Payment, then we will reduce the Total Guaranteed Withdrawal Amount in the same proportion that the withdrawal (including any applicable withdrawal charges) reduced the account value. We refer to this type of withdrawal as an Excess Withdrawal.

REMAINING GUARANTEED WITHDRAWAL AMOUNT. The REMAINING GUARANTEED WITHDRAWAL AMOUNT is the remaining amount you are guaranteed to receive over time. We increase the Remaining Guaranteed Withdrawal Amount (up to a maximum of $10,000,000) by additional purchase payments. If you take a Non-Excess Withdrawal, we will decrease the Remaining Guaranteed Withdrawal Amount by the amount of the Non-Excess Withdrawal (including any applicable withdrawal charges). If, however, you take an Excess Withdrawal, then we will reduce the Remaining Guaranteed Withdrawal Amount in the same proportion that the withdrawal (including any applicable withdrawal charges) reduces the account value.

7.25% COMPOUNDING INCOME AMOUNT. On each contract anniversary until the earlier of: (a) the date of the second withdrawal from the contract or (b) the tenth contract anniversary, we increase the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount by an amount equal to 7.25% multiplied by the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount before such increase (up to a maximum of $10,000,000). We may also increase the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount by the Automatic Annual Step-Up (discussed below), if that would result in a higher Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount.

ANNUAL BENEFIT PAYMENT. The initial ANNUAL BENEFIT PAYMENT is equal to the initial Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate (6% Withdrawal Rate if you make your first withdrawal on or after the date you reach age 76). If the Total Guaranteed Withdrawal Amount is later recalculated (for example, because of additional purchase payments, the 7.25% Compounding Income Amount, the Automatic Annual Step-Up, or Excess Withdrawals), the Annual Benefit Payment is reset equal to the new Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate (6% Withdrawal Rate if you make your first withdrawal on or after the date you reach age 76).

IT IS IMPORTANT TO NOTE:

..    If you take your first withdrawal before the date you reach age 59 1/2, we will continue to pay the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted, even if your account value declines to zero. This guarantees that you will receive your purchase payments regardless of market performance so long as you do not take Excess Withdrawals; however, you will not be guaranteed income for the rest of your life.

..    If you take your first withdrawal on or after the date you reach age
     59 1/2, we will continue to pay the Annual Benefit Payment each year for the rest of your life (and the life of your spouse, if the Joint Life version of the rider was elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even if your Remaining Guaranteed Withdrawal Amount and/or account value declines to zero. Therefore, you will be guaranteed income for life.

..    If you take your first withdrawal on or after the date you reach age 76, your Annual Benefit payment will be set equal to a 6% Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount.

..    IF YOU HAVE ELECTED THE LWG II, YOU SHOULD CAREFULLY CONSIDER WHEN TO BEGIN
     TAKING

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